[Letterhead of Cadwalader, Wickersham, & Taft LLP]

April 22, 2005

VIA EDGAR AND OVERNIGHT COURIER

Pamela A. Long, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

     Re:     The Procter & Gamble Company; Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-123309)

Dear Ms. Long:

On behalf of The Procter & Gamble Company (the “Company”), we hereby transmit for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement, set forth in your letter to James J. Johnson and Richard K. Willard dated April 8, 2005. To facilitate your review, we have also provided you with three blacklined copies, which compare the Amendment to the Registration Statement against the initial filing of the Registration Statement. The Company and The Gillette Company (“Gillette”), in consultation with their respective legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto.

The Company registered a total of 1,046,576,578 shares of common stock pursuant to the Registration Statement filed on March 14, 2005. The Amendment registers an additional 1,950,000 shares of common stock, for which the Company has sent the required registration fee in the amount of $11,730.51 to the Commission’s account. This additional amount reflects the fact that there were 81,028,444 shares of Gillette common stock issuable pursuant to options outstanding on March 7, 2005, rather than 79,028,444 as previously indicated.

Pamela A. Long
April 22, 2005

Form S-4 filed March 14, 2005

General

1.	Update the historical and pro forma financial statements, as necessary, to comply with Rules 3-12 and 11-02(c) of Regulation S-X at the effective date.

Response:

In response to the Staff’s request, the Company will update historical and pro forma financial statements, if and as, appropriate.

2.	Please provide updated consents as appropriate in your registration statement.

Response:

In response to the Staff’s request, the Company has updated, as appropriate, the consents required in the Registration Statement.

3.	We note that A.G. Lafley provided an interview regarding the merger for the Fortune article titled “It was a no-brainer,” dated February 21, 2005. Please file this written communication under Rule 425. See Regulation M-A telephone interpretation B.14 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:

In response to the Staff’s request, the Company has filed on April 15, 2005, the article in Fortune entitled “It was a no-brainer” with the Commission under Rule 425.

4.	We note that written communications under Rule 425 were filed after you filed the registration statement under Gillette’s Exchange Act file number. Subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.l2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:

C A D W A L A D E R

Pamela A. Long
April 22, 2005

In response to the Staff’s request, the Company and Gillette will ensure that all subsequent Rule 425 filings will be made under the Securities Act file number of the Form S-4 (File No. 333-123309).

5.	Confirm that you will file with us all materials used to aid in the solicitation of proxies. See Rule 14a-6(c) of the Proxy Rules. In addition, please disclose whether you will engage any e-brokers.

Response:

In response to the Staff’s request, the Company hereby confirms that it will file with the Commission all materials used to aid in the solicitation of proxies. The Company supplementally advises the Staff that e-brokers will not be engaged.

The Merger, page I-1

Summary, page I-3

6.	We note that members of Gillette’s board and management will receive substantial benefits as a result of the merger. Where you include the board’s recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the registration statement.

Response:

In response to the Staff’s request, the Company has included disclosure on pages I-4 and elsewhere to give equal prominence to the Gillette board of directors’ recommendation and the interests that Gillette directors may have in the merger.

7.	Please disclose the approximate cost of the transaction, including merger related transaction costs.

Response:

In response to the Staff’s request, the Company has included disclosure on page I-8 addressing transaction and merger-related costs.

8.	Tell us what consideration you gave to describing the buyback. We note your press release dated January 28, 2005 stating “P&G and its subsidiaries plan to buy back $18

Pamela A. Long
April 22, 2005

to $22 billion of P&G’s common stock during the next 12 to 18 months. Over time, this will essentially result in a total financial impact on the company as if the deal were structured with approximately 60% stock and 40% cash.”

Response:

In response to the Staff’s request, the Company supplementally advises the Staff that the Company determined that an all stock transaction coupled with a stock repurchase program would serve as an effective method to mitigate the potential dilutive impact on the Company’s earnings per share as a result of the issuance of additional shares in an all stock merger. The Company also considered a stock and cash merger structure but ultimately determined that an all stock merger with a share buyback would be more attractive in that it would provide Gillette shareholders with a wholly tax free transaction and allow all Gillette shareholders who wished to continue to participate in the combined company the opportunity to do so.

9.	Please explain the material differences between Gillette and Procter & Gamble shareholder rights. See Item 4(a)(4) of Form S-4.

Response:

In response to the Staff’s request, the Company has provided an explanation of the material differences between the Company and Gillette shareholder rights in the Summary on page I-9.

What Gillette Shareholders Will Receive in the Merger, page I-3

10.	Disclose that since the exchange ratio is fixed, there will be no upward adjustment to compensate for any decline in the value of Procter & Gamble’s stock. Also disclose that there may be a substantial period of time between the shareholder meetings and the closing date.

Response:

In response to the Staff’s request, the Company has included disclosure on page I-3 to the effect that since the exchange ratio is fixed, Gillette shareholders will receive more or less value depending on fluctuations in Procter & Gamble’s common stock price. The Company has also disclosed the fact that the merger may not be

Pamela A. Long
April 22, 2005

completed until a significant period of time has passed after the Procter & Gamble and Gillette special meetings.

Shareholder Votes Required, page I-4

11.	Please disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understandings with any other shareholders. For example, if there is any such understanding with Warren Buffet or Berkshire Hathaway, please disclose this.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested, and disclosed the fact that Mr. Buffett’s statements in support of the transaction do not create any contractual obligations to vote in favor of the transaction or hold or acquire shares of Gillette common stock.

Material Federal Income Tax Consequences of the Merger, page I-8

12.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words “expected” and “generally” in the first sentence. Please also remove the second sentence in the third paragraph. Note that we do not object to your statement that investors should consult their tax advisors.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Interests of Certain Persons in the Merger, page I-8

13.	Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Also, quantify the reimbursement of excise taxes to be paid to directors, officers and key employees. Provide this information on an individual and group basis. Disclose that James Kilts, as a board member, voted to approve the transaction.

Response:

Pamela A. Long
April 22, 2005

In response to the Staff’s request, the Company has revised the applicable disclosure to expressly reference the “Interests of Certain Persons in the Merger” section, which has been revised to describe the compensatory payments and all other benefits, including the reimbursement of excise taxes, to be received by each of Mr. Kilts and the other four highest compensated executive officers in connection with the merger, as well as the aggregate amount of all such amounts for all executive officers and key employees and the aggregate amount of all such amounts for all directors. The Company has also revised the applicable disclosure as requested to disclose that Mr. Kilts voted to approve the transaction.

14.	Disclose that James Kilts will serve as a vice chairman of Procter & Gamble for at least one year following consummation of the merger and will also join the Procter & Gamble board of directors.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

15.	If any Procter & Gamble officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction, please disclose this here.

Response:

In response to the Staff’s request, the Company hereby confirms that none of its officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction.

Comparative Per Share Information, page I-11

16.	Please refer to Item 3(f) of Form S-4 and the instructions to that paragraph. You have not provided equivalent pro forma per share data reflecting the exchange ratio of 0.975. We assume that you are not providing this information because you do not consider the equivalent pro forma per share data for Gillette shareholders and the pro forma per share data for Procter & Gamble shareholders to be materially different. If true, provide us with support for your conclusion and revise your filing to clearly indicate your approach. Otherwise, please revise your filing to provide the equivalent pro forma per share data for Gillette shareholders.

Pamela A. Long
April 22, 2005

Response:

In response to the Staff’s request, the Company has added disclosure of the Gillette equivalent pro forma combined financial data.

Risk Factors, page I-14

17.	Some of the risk factor headings and text do not specify the resulting risk. Please specifically tailor your risk factors so that they apply to your companies in particular. Please revise and in future exchange act filings make similar revisions in your risk factors.

Response:

In response to the Staff’s request, the Company has revised the risk factor headings and text to specify the resulting risks. The Company does not currently include risk factors in its exchange act filings; however, to the extent it does so in the future, it will incorporate these concepts.

18.	Please avoid language in risk factors like “adverse effect.” Instead, please state what the specific impact will be on your financial condition or results of operations. Please revise and in future exchange act filings make similar revisions in your risk factors.

Response:

In response to the Staff’s request, the Company has revised its disclosure to specify the potential negative impact resulting from each risk factor and deleted general references to “adverse effect.” The Company does not currently include risk factors in its exchange act filings; however, to the extent it does so in the future, it will incorporate these concepts.

19.	Some of your risk factors use language like “we cannot give any assurance” or “no assurance can be given.” Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Please also make similar revisions in your future exchange act filings.

Response:

Pamela A. Long
April 22, 2005

In response to the Staff’s request, the Company has deleted language such as “we cannot give any assurance” or “no assurance can be given” in the risk factors. The Company does not currently include risk factors in its exchange act filings; however, to the extent it does so in the future, it will incorporate these concepts.

20.	Please provide the information investors need to assess the magnitude of the risk. For example, under:

•	“Gillette Shareholders Will Have a Reduced Ownership,” disclose the percentage ownership and voting interests of Gillette shareholders.

•	“The Combined Company Will Incur Significant Transaction and Merger-Related Costs,” describe the costs in greater detail. Also describe your plans to reduce the workforce and the restructuring charges that would result from this reduction and your plans to achieve other synergies. We note that you expect a negative impact on earnings in the two years following the merger. Please quantify and describe this impact.

•	“The Merger May Cause Dilution,” quantify the potential dilution to Procter & Gamble shareholders.

•	“Certain Directors and Executive Officers of Gillette,” describe and quantify the interests that the Gillette directors and executive officers will receive in connection with the transaction.

Response:

In response to the Staff’s request, the Company has revised certain risk factors, as appropriate, to quantify or assess the magnitude of the risk, and in the case of the risk factor entitled “Certain Directors and Executive Officers of Gillette...”, the Company has revised the applicable disclosure to expressly reference the “Interests of Certain Persons in the Merger” section and its qualitative and quantitative discussion of the interests that Gillette’s directors and executive officers have in the merger.

21.	Please add a risk factor that changes in your credit ratings could adversely affect the costs and expenses of the combined company. We note that credit rating agencies have notified you that because Procter & Gamble is expected to borrow to finance the $22 billion buyback, both companies are under a review for a possible downgrade.

Pamela A. Long
April 22, 2005

Response:

In response to the Staff’s request, the Company has included a risk factor addressing potential credit rating downgrades.

The Proposed Merger, page I-19

Background of the Merger, page I-19

22.	Please provide details regarding the substance and timing of all material offers and counteroffers during the course of the merger negotiations. For example, please disclose the offer of $55 per share during the November 5, 2004 telephone conversation between Messrs. Kilts and Lafley.

Response:

In response to the Staff’s request, the Company supplementally advises the Staff that, based upon prior discussions between the parties, it was merely the Company’s belief that Gillette expected an offer equivalent to approximately $55 per share and no explicit offer request of $55 per share was made during the November 5, 2004 telephone conversation between Messrs. Kilts and Lafley. The Company believes that the current disclosure appropriately describes the details regarding the substance and timing of all material offers and counteroffers during the course of the merger negotiations and as a result the Company has not made any revisions with respect to this comment.

23.	Describe any contacts, negotiations or agreements relating to Procter & Gamble’s $22 billion buyback. Disclose whether you considered a stock and cash structure and, if so, why you decided that a stock transaction with a buyback was a better alternative.

Response:

In response to the Staff’s request, the Company has revised its disclosure on page I-39 to state that the share repurchases have been made pursuant to a 10b5-1(c) plan. The Company has also included disclosure on page I-24 as to the consideration given to a stock and cash structure and the reason the Company elected to proceed with an all stock transaction coupled with a share buyback.

Pamela A. Long
April 22, 2005

24.	We note that Goldman Sachs and UBS made presentations to the Gillette board on October 21, 2004. Please include disclosure that addresses the timing and circumstances of their engagement as financial advisors. Please also explain why Gillette hired two financial advisers, particularly since it appears that they did not conduct separate analyses.

Response:

In response to the Staff’s request, the Company has included disclosure that identifies when and why Goldman Sachs and UBS were engaged as Gillette’s financial advisors.

25.	Describe Mr. Buffett’s role in any negotiations or agreements. For example:

•	Disclose whether Mr. Buffett made any recommendations regarding “appropriate value” or the structure of the transaction during the meeting with Messrs. Lafley and Daley on December 17, 2004.

•	Disclose the discussions with the parties and Mr. Buffett regarding his purchase of additional shares of Gillette or Procter & Gamble following the merger announcement. Disclose when these discussions occurred and who initiated this discussion.

•	Describe any material agreement, arrangement or understanding, whether written or oral, between Procter & Gamble or its affiliates and Mr. Buffett. For example, describe any arrangements relating to the termination of the purchase agreement between Gillette and Berkshire Hathaway dated July 20, 1989.

Response:

In response to the Staff’s request, the Company has included disclosure to clarify that Mr. Buffett did not make any specific recommendations regarding “appropriate value” or structure during his meeting with Messrs. Lafley and Daley on December 17, 2004, although he did confirm his willingness to purchase additional shares of Gillette and/or Procter & Gamble common stock following the announcement of the merger. Other than as described in the Registration Statement, there are no other agreements, arrangements or understandings between the Company or its affiliates and Mr. Buffett. The agreement to terminate the letter agreement between Berkshire Hathaway Inc. and Gillette dated July 20, 1989, as amended, effective

Pamela A. Long
April 22, 2005

upon consummation of the merger, was intended to clarify, for the avoidance of doubt, that the terms of such letter agreement would not apply to Procter & Gamble common stock acquired by Berkshire in the merger.

26.	Please describe the material non-public information that was provided to Mr. Buffett, and disclose whether he agreed to keep this information confidential. We note your disclosure that he consented to receive this information.

Response:

In response to the Staff’s request, the Company supplementally advises the Staff that, after Mr. Buffett agreed to be an insider (which, as a former Gillette director, he had been for a number of years and which both parties took to be an implicit understanding of confidentiality with respect to the information that he would be provided), Mr. Kilts informed Mr. Buffett that Gillette was considering approaching the Company to discuss a possible acquisition of Gillette by the Company. While Mr. Kilts indicated in general terms that he expected the financial results for Gillette’s fourth quarter to be solid, Mr. Kilts did not otherwise share information with Mr. Buffett concerning either Gillette or the Company. There was no explicit undertaking of confidentiality with respect to this information beyond Mr. Buffett’s agreement to be an insider.

27.	We have viewed the video clip of Mr. Buffett on Procter & Gamble’s website and note also that this interview is included in the transcripts of several presentations about the merger that have been filed as Rule 425 prospectuses. Please tell us your views about whether Mr. Buffet is participating in the solicitation of proxies within the meaning of Rule 14a-1(1). We may have additional comments when we review your response.

Response:

The Company does not believe that Mr. Buffett is participating in the solicitation of proxies within the meaning of Rule 14a-1(1). The views expressed by Mr. Buffett in the video clip on Procter & Gamble’s website and included in transcripts that were filed as Rule 425 prospectuses comply with the exemption from proxy solicitations contained under Rule 14a-1(2), which states in relevant part that a communication by a security holder who does not otherwise engage in a proxy solicitation stating how such security holder intends to vote and the reasons therefor, is not deemed to be a “solicitation” for purposes of Regulation 14A,

Pamela A. Long
April 22, 2005

provided that the communication is made by means of speeches in public forums, press releases, published or broadcast opinions.

28.	Please explain what occurred during the meeting with Mr. Buffett on December 17, 2004 and the discussions with Henry Paulson on January 4, 2005, which caused Procter & Gamble to re-open discussions and offer additional consideration. Please discuss why Messrs. Lafley and Daley met with Mr. Buffett on December 17, given that they had informed Procter & Gamble’s outside directors that discussions between the parties had terminated. Please also discuss why Goldman Sachs called to request that Procter & Gamble reconsider its position. Was Goldman requested or authorized to do so by Gillette’s board or management?

Response:

In response to the Staff’s request, the Company has provided additional disclosure regarding the December 17, 2004 meeting of Messrs. Lafley, Daley and Buffett, including the fact that although discussions between the parties had terminated, Procter & Gamble continued to analyze a potential transaction with Gillette and sought to better understand the growth potential of the Gillette business, particularly the blades, razors and battery segments. In response to the Staff’s request to discuss why Goldman Sachs called to request that Procter & Gamble reconsider its position, Gillette has revised the applicable disclosure as requested.

29.	On page I-25, you state that Procter & Gamble’s board considered “the alternatives to completing a transaction with Gillette” at its meeting on January 27. Please elaborate on what these alternatives were.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Factors Considered by . . . Procter & Gamble, page I-27

30.	Please discuss the risks that Procter & Gamble considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is “information concerning the financial performance and condition, results of operations, asset quality, prospects and businesses of each of Procter & Gamble and

Pamela A. Long
April 22, 2005

Gillette as separate entities and on a combined basis,” but you do not explain how this information impacted the board’s decision.

Response:

In response to the Staff’s request, the Company has revised its disclosure to place under separate headings factors considered by the board of directors of Procter & Gamble which generally supported its decision to approve the merger agreement and negative factors which the board of directors also considered in its deliberations.

31.	You identify the opinion of Merrill Lynch as being one of the material factors Procter & Gamble considered in making its recommendation to shareholders. Merrill Lynch reviewed a January 26 draft of the merger agreement. Disclosure on page I-24 states that as of January 25, there were “significant open issues” and that the Gillette board was not prepared to approve the transaction until these issues were resolved. Please clarify the nature of these issues and whether the January 26 draft of the merger agreement reflects their resolution. If it did not, please discuss whether the merger agreement that Merrill Lynch reviewed differs in any material respect from the final merger agreement. If there are differences in any material terms, please discuss what impact this had on the Procter & Gamble board’s consideration of the Merrill Lynch’s opinion.

Response:

In response to the Staff’s request, the Company hereby supplementally advises the Commission that as of January 25, 2005, the significant open issues in the merger agreement concerned provisions relating to the certainty of the consummation of the merger. Specifically, the parties were negotiating over the undertaking of Procter & Gamble in connection with obtaining regulatory approvals and the appropriate maximum amount of divestitures required (expressed in terms of net sales generated by such disposed assets), and the possibility of Procter & Gamble having the right not to close the merger in the event more than a specified percentage of Procter & Gamble shareholders elected to exercise dissenters’ rights. Although the January 26, 2005, draft of the merger agreement did not reflect resolution of these issues, Merrill Lynch participated in the negotiation of such issues and was accordingly aware of their resolution prior to rendering their fairness opinion. Other than the above-referenced issues, the merger agreement that Merrill

Pamela A. Long
April 22, 2005

Lynch reviewed did not differ in any material respect from the final merger agreement.

32.	Please address what consideration the Procter & Gamble board, and under the heading “Factors Considered by. . . Gillette,” what consideration the Gillette board gave to the possibility that the companies would be required to divest assets in order to obtain the approval of regulatory authorities under applicable antitrust laws to the completion of the transaction. Please also include disclosure, here and elsewhere as necessary, that describes the extent to which any divestiture was or was not taken in to account as the parties contemplated the “Expected Synergies” that are expected to result from the merger. Please clarify as well whether each of the financial advisors considered this possibility. Finally, please disclose whether, if divestitures are necessary, the parties will obtain new fairness opinions. In this regard, we note that none of the financial advisors has undertaken to update its opinion.

Response:

In response to the Staff’s request, the Company has supplemented its disclosure under the headings “Factors Considered by ... Gillette” and “Factors Considered by ... Procter & Gamble” to clarify that the potential risk that governmental agencies would seek to impose conditions on the merger included the divestiture of assets. The Company’s and Gillette’s financial advisors were aware of the provision in the merger agreement requiring certain divestitures if necessary to obtain regulatory approval. Neither the Company nor Gillette has any current intention to obtain new fairness opinions if any divestiture is required and, as noted by the Staff, none of the financial advisors have undertaken to update their respective fairness opinions.

Material Federal Income Tax Consequences of the Merger, page I-31

33.	Please revise the sentence in the first paragraph that the discussion is a “general discussion.” This may imply that investors are not entitled to rely on this information.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Pamela A. Long
April 22, 2005

34.	It is unclear whether you are doing a short-form or a long-form opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

Response:

Counsel to the Company and Gillette will provide their tax opinions prior to the effectiveness of the Registration Statement in substantially the same form as will be provided at closing pursuant to Sections 6.02(c) and 6.03(c) of the Merger Agreement, respectively. As a result, the Company has not made any revisions with respect to this comment.

35.	Please remove language under “General” on page I-32 that it is “anticipated” that the merger will qualify as a reorganization and that the discussion “assumes” that the merger will so qualify.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

36.	Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Repurchase of Common Stock, page I-36

37.	Please disclose when you began the buyback and how many shares you have purchased under the program to date.

Response:

In response to the Staff’s request, the Company has disclosed that the buyback commenced on January 28, 2005 and the number of shares repurchased through April 14, 2005.

Pamela A. Long
April 22, 2005

Opinions of Financial Advisors, page I-39

38.	Disclose under each of the opinions that the financial advisors have consented to use of the opinions in the document.

Response:

After reviewing recent precedents of S-4 Registration Statements that have gone effective, counsel to Goldman Sachs and UBS and counsel to Merrill Lynch both believe that the customary practice is for a financial advisor to file its consent to the use of its opinion with the Registration Statement without reference thereto under the description of the opinion. This practice has been followed in the last ten S-4 Registration Statements in which fairness opinions were described that have gone effective, and in the last twenty or so such Registration Statements, filers deviated from this practice only three times. As such, and since there is no statutory requirement to do otherwise, each of Goldman Sachs, UBS and Merrill Lynch respectfully would prefer to follow customary practice and file its respective consent to the use of its opinion with the Registration Statement and not make reference thereto under the description of its respective opinion.

39.	Supplementally provide us with the projections and Expected Synergies exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the registration statement.

Response:

In response to the Staff’s request, each of the Company and Gillette will provide information to the Commission under separate cover pursuant to a request for confidential treatment.

The Company has also included additional disclosure on page I-30 regarding expected synergies to be derived from the transaction, but assumptions underlying such information have not been disclosed as teams at both the Company and Gillette are now working to further substantiate synergy projections and assumptions and to more clearly define integration and transition plans for delivering synergy targets.

Pamela A. Long
April 22, 2005

40.	Supplementally provide us with all materials, including the board book, provided by the financial advisors to Procter & Gamble and Gillette. We may have additional comments following our review of these documents.

Response:

In response to the Staff’s request, the following materials provided by the financial advisors to the boards of directors of Procter & Gamble and Gillette, respectively, will be sent to the Commission directly from the respective financial advisors under separate cover pursuant to a request for confidential treatment:

•	A copy of the materials circulated to the board of directors of the Company in connection with Merrill Lynch’s presentation to the board on January 27, 2005 with respect to Merrill Lynch’s fairness opinion.

•	A copy of the materials circulated jointly by Goldman Sachs and UBS to the board of directors of Gillette in connection with the presentation by Goldman Sachs and UBS to the board on January 27, 2005 with respect to fairness opinions delivered by Goldman Sachs and UBS.

•	A copy of the materials circulated jointly by Goldman Sachs and UBS to the board of directors of Gillette in connection with the presentation by Goldman Sachs and UBS to the board on October 21, 2004. The information in these materials was superseded by the materials presented to Gillette’s board of directors on January 27, 2005 and did not serve as the basis for the fairness opinions of Gillette’s financial advisors. As such, Goldman Sachs and UBS do not feel these materials need to be summarized.

41.	References to “customary compensation” are not appropriate. Disclose the estimated aggregate compensation Merrill Lynch will receive in connection with the current transaction, and disclose how much is contingent on the merger. Similarly, for all financial advisors, provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between them and the parties to the transaction during the past two years, and any future contemplated material relationships between the advisor and either party. Discuss any such agreements for future compensation in necessary detail. See Item 1015(b)(4) of Regulation M-A.

Response:

Pamela A. Long
April 22, 2005

In response to the Staff’s request, the Company has revised the applicable disclosure to clarify that Merrill Lynch received a fee of $1.5 million upon the delivery of its fairness opinion and will also receive a fee in an amount that will be mutually agreed upon, in good faith, between the Company and Merrill Lynch and all of which is contingent and payable only if the merger is completed. The Company has further revised the applicable disclosure as requested.

42.	Please disclose the basis for Merrill Lynch’s assumption that the financial forecasts relating to the companies and the Expected Synergies were reasonably prepared and reflected the best currently available estimates and judgments of management. Did it make this assumption at the direction or upon the representation of the companies?

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure to state that Merrill Lynch made the assumption that the financial forecasts relating to the companies and the Expected Synergies were reasonably prepared and reflected the best currently available estimates and judgments of management with the consent of the Company’s board of directors.

Interests of Certain Persons in the Merger, page I-58

43.	Quantify in dollars the total amount of change in control and severance payments and benefits (including options, stock rights, restricted stock and tax gross up payments) that all officers, directors and key employees will receive from Gillette and Procter & Gamble as a result of the transaction. Provide this information on a group and individual basis for directors and executive officers. Consider whether a tabular presentation would be helpful.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested and has included a tabular presentation of the amount of change in control and severance payments and benefits to which its executive officers will be entitled to receive in connection with the merger.

44.	Please also quantify James Kilts’:

Pamela A. Long
April 22, 2005

•	employment arrangements and perks (e.g., corporate jet, Boston housing, club memberships, legal and tax services); and

•	pension and supplemental pension benefits.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

45.	Please focus the discussion of your arrangements with Mr. Kilts on exactly what he will receive under the amended employment agreement and other arrangements with Procter & Gamble. It is unclear, for example, whether Mr. Kilts will still receive all of the change of control benefits the employment agreement provided for before it was amended. Does the amendment only add to the benefits he would otherwise be entitled to, or does it replace old benefits with new ones?

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested and has clarified which benefits Mr. Kilts would have been entitled to receive under his employment agreement prior to its amendment and which benefits were added pursuant to the amendment to his employment agreements.

The Merger Agreement, page I-62

Covenants – Commercially Reasonable Efforts Covenant, page I-66

46.	It appears that the parties have agreed that they will not be required to divest assets that account for more than $1.9 billion in sales in order to comply with this covenant. Please elaborate on how the parties intend to proceed if they are required by regulatory authorities to divest assets in excess of this amount.

Response:

In response to the Staff’s request, the Company has revised its disclosure to state that if the regulatory authorities require the parties to divest assets which generated in excess of $1.9 billion in sales, the parties will assess such impact on the

Pamela A. Long
April 22, 2005

transaction and determine, as appropriate, whether it is prudent to proceed with the transaction, although neither party would be under an obligation to consummate the transaction.

Selected Financial Data, page II-1

Unaudited Pro Forma Condensed Combined Statements of Earnings, page II-3

The following comments apply to your pro forma statements of earnings for the year ended June 30, 2004 and for the six months ended December 31, 2004.

47.	Please disclose net earnings available to common shareholders so that your readers can recalculate basic earnings per share.

Response:

In response to the Staff’s request, the unaudited pro forma condensed combined statements of earnings on pages II-3 and II-4 have been revised to disclose net earnings available to common shareholders.

48.	We note your calculation of pro forma weighted average shares outstanding and have the following comments:

•	Please revise your footnote (f) to illustrate how the shares attributed to Gillette were calculated. This calculation is unclear to us given the disclosures in Gillette’s periodic filings.

•	Please supplementally explain to us why you have attributed the same number of pro forma shares to Gillette for the year ended June 30, 2004 and the six months ended December 31, 2004.

Response:

In response to the Staff’s request, the Company has revised footnote (f) to disclose the method to calculate the number of Gillette shares. The Company supplementally advises the Commission that the pro forma earnings statements have been prepared on the basis that the shares were issued at the beginning of the earliest period presented consistent with Rule 11-02(b)(7) of Regulation S-X.

Pamela A. Long
April 22, 2005

49.	We note that your pro forma statements of earnings properly exclude nonrecurring charges resulting from the merger. Please add a footnote to your pro forma net earnings that discloses the material nonrecurring charges and credits and related tax effects that result directly from the merger and that you anticipate will be included in Procter & Gamble’s earnings statement within the 12 months succeeding the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X. Also, please reflect any such material nonrecurring charges as an accrual on your pro forma balance sheet.

Response:

In response to the Staff’s request, the Company supplementally advises the Staff that the substantial majority of non-recurring charges resulting from the merger will be comprised of employee termination costs and other exit costs related to the Gillette business that will be recognized in the opening balance sheet in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No 95-3, including employee termination and exit costs related to the Procter & Gamble business, other integration-related costs, and the impacts of potential divestitures, if any, that may be required by governmental authorities. Procter & Gamble and Gillette have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, at this time, the status of the integration plans and the related merger-related costs are too uncertain and not factually supportable to include in the pro forma financial information. The discussion on page II-2 has been revised to clarify this and the fact that the pro forma statements do not reflect nonrecurring charges resulting from the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet, page II-6

50.	Please revise your footnote (b7) to clearly indicate how you determined the number of shares of Procter & Gamble stock that will be issued to Gillette shareholders. We note that 988 million shares are expected to be issued.

Response:

In response to the Staff’s request, the Company has revised footnote (b7) to disclose the method to calculate the number of Gillette shares.

Pamela A. Long
April 22, 2005

Information About the Meetings and Voting, page III-1

Revoking Your Proxy, page III-6

51.	You explain how to revoke a proxy that has been submitted via a completed proxy card; however, it appears that investors may also vote by internet or telephone. Please clarify, if true, that these investors will also be able to revoke a proxy in the manner described in this section.

Response:

In response to the Staff’s request, the Company has revised its disclosure to clarify that Internet and telephone voters may revoke their proxies.

Other Business; Adjournments, page III-7

52.	Your disclosure suggests that proxy holders may use discretionary authority to adjourn the meetings to solicit additional proxies. Please note that we are of the view that an adjournment or postponement of a meeting to allow more time to solicit proxies in favor of a transaction is not a matter incidental to the conduct of a meeting over which proxy holders can exercise discretion under Rule 14a-4(c)(7). As such, please either amend your disclosure and proxy card to include a separate vote for the adjournment or postponement of the meeting, or revise your disclosure to make clear that proxy holders will not use discretionary authority for this purpose.

Response:

In response to the Staff’s request, the Company has included a separate vote for the adjournment, if necessary to solicit additional proxies, of the special meetings of each of the Company and Gillette.

Certain Legal Matters, page IV-1

Comparison of Procter & Gamble/Gillette Shareholder Rights, page IV-l

53.	This discussion should address all material differences in shareholder rights. Please revise language in the first and second paragraphs to remove any implication that it does not do so. For example, in the first paragraph, refer to the “material” differences rather than “certain significant” differences. In the second paragraph, remove the

Pamela A. Long
April 22, 2005

statement that the discussion may not identify all differences that may be material to shareholders.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

54.	You may not qualify information in the prospectus by reference to information outside the prospectus unless the form requires incorporation by reference or requires a summary of a document. See Rule 411(a) of Regulation C. Please remove the language that appears in the second paragraph attempting to qualify this discussion by reference to various items. We noted other instances of inappropriate qualifications in this chapter of your document. Please review this section of the prospectus and revise as necessary to comply with Rule 411(a) and this comment.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

55.	Please revise this section to focus more clearly on the rights that Gillette shareholders have that will differ from their rights as Procter & Gamble shareholders. In the first several paragraphs, it does not seem that the rights you describe will change. You may wish to consider grouping the material differences in rights under a descriptive subheading and separately grouping the rights that will remain essentially the same under a different descriptive subheading. Please also emphasize, early in each discussion, exactly what rights the shareholders of each company have. It may then be helpful to follow with an explanation of the relevant law and how it has been modified by the company’s charter or bylaws.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested, including explanations of the relevant law and how it has been modified by the Company’s charter or bylaws.

Pamela A. Long
April 22, 2005

Legal Matters, page IV-11

56.	Please revise to state that you have received the legal and tax opinions since these are required to be filed prior to the effectiveness of the registration statement.

Response:

In response to the Staff’s request, the Company has revised its disclosure to state that legal and tax opinions will be rendered prior to the effectiveness of the Registration Statement.

Additional Information for Shareholders, page V-1

Where You Can Find More Information, page V-2

57.	Please incorporate by reference your recently filed Forms 8-K.

Response:

In response to the Staff’s request, the Company has incorporated by reference recently filed Form 8-K’s.

58.	Please note that Gillette must either amend its Form 10-K or file the proxy materials (within 120 days after the end of its fiscal year) that contain the information required by Part III of Form 10-K before the Form S-4 is declared effective. Note that we will review these materials and may have comments.

Response:

In response to the Staff’s request, Gillette filed proxy materials on March 30, 2005 that contain the information required by Part III of Form 10-K.

Exhibits

59.	Please file or submit all of your exhibits with your next amendment, or as soon as possible. We may have comments on the legal opinions and other exhibits once they are filed.

Response:

Pamela A. Long
April 22, 2005

In response to the Staff’s request, the Company has filed all exhibits with the Amendment to the Registration Statement.

60.	Pursuant to Item 601(b)(2) of Regulation S-K, please file the merger agreement with a list briefly identifying the contents of all omitted schedules or similar supplements. For example, please list in detail the contents of the Parent Disclosure Schedule and the Company Disclosure Schedule. In addition, please file an agreement to furnish us with a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:

In response to the Staff’s request, the Company has filed the merger agreement with a list briefly identifying the contents of all omitted schedules, exhibits, or similar supplements as Exhibit 2.1. The Company has also filed an agreement to furnish the Commission with copies of omitted exhibits and schedules as Exhibit 99.9.

Exhibit 23.2 – Consent of KPMG

61.	Please revise this consent to clarify that it covers both KPMG’s audit report and report on internal controls.

Response:

In response to the Staff’s request, KPMG has revised its consent as requested.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

62.	As discussed in your annual report and previous correspondence with us, you have realigned your business units and associated management responsibilities into three business units: Beauty Care; Health, Baby and Family Care; and Household Care. We also note that the announcement of your agreement to acquire Gillette will necessitate that you reconsider your reportable business segments. You have told us that in your most recent Form 10-K you elected to present supplemental information because you believe that your investors find the additional information useful.

Pamela A. Long
April 22, 2005

•	Please provide us with a reasonably detailed description of how you view that information to be useful to investors.

•	Tell us more about your original realignment and also how you anticipate Gillette will affect your reportable segments. We assume, based on the size and diversity of the three new units, that you may consider these to be aggregations of operating segments into reportable segments.

•	Further, we assume that the five previous segments may also be aggregations of operating segments. Please tell us what you consider to be your operating segment levels and provide us with the revenues and gross margins for each of them for the three years ended June 30, 2004.

•	In addition, tell us how you interpret paragraph 37 of SFAS 131. For example, tell us what consideration you have given to presenting revenues for each product or service or each group of similar products or services. In other words tell us what consideration you have given to providing revenue information for product categories such as, Laundry, Diaper, Retail Hair Care, Skin Care, Oral Care, Pharmaceuticals, Personal Healthcare, Coffee, etc.

Response:

In response to the Staff’s request, the Company supplementally advises the Staff as follows (each bullet in the response below corresponds to each bullet in the Staff’s comment):

•	Because of the breadth of the Company’s operations, the Company has a number of peer companies that only operate within one of its business segments’ industries or within only a portion of a specified segment’s industry. For example, the Company has certain peer companies/competitors that operate primarily within the fabric care and home care areas. Other peers operate primarily within the baby care and family care areas or within the health care area. After the move to the three Global Business Units (“GBUs”), which constitute the Company’s operating and reporting segments as described more fully below, the Company has continued to provide the supplemental information on certain components of those segments in order to facilitate comparisons to the aforementioned peers/competitors. As an illustration, the supplemental Baby & Family Care presentation provides information that enables the Company’s investors and analysts to evaluate the Company’s

Pamela A. Long
April 22, 2005

performance against peers in the same principle industry, such as Kimberly Clark. The Company believes this approach is acceptable, as it goes beyond the requirements of SFAS 131. Further, it provides revenue information for similar product groupings consistent with paragraph 37 of SFAS 131.

•	The Company’s chief operating decision maker is its Chairman and Chief Executive Officer. Prior to July 2004, the Company was organized into five GBUs each managed by either a global president or vice chairman. In July 2004, the Company realigned its business units and made associated management changes. The Company’s former five business unit management structure was eliminated and replaced by three new GBUs, each of which is headed by a Vice Chairman who reports directly to the Company’s CEO. The Vice Chairmen are directly responsible for managing the sixteen categories comprising their GBUs. For example, the Household Care Vice Chairman manages the presidents or vice presidents responsible for the fabric care, home care, snacks, and coffee businesses. Accordingly, although the Company continues to present Fabric & Home Care and Snacks & Coffee financial results, the Company no longer has a president or vice president for these two groupings of categories.

The three GBUs represent the Company’s operating and reporting segments. Consistent with paragraph 10 of SFAS 131, these three segments engage in business activities that are regularly reviewed by the Company’s chief operating decision maker to make decisions about resource allocation and to assess performance, and they have discrete financial information available. Consistent with paragraph 14 of SFAS 131, the Vice Chairmen that run the respective GBUs are directly accountable to and maintain regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and plans for the segment.

The Company does not believe it would be appropriate to view the next level down in the organization (categories such as fabric care, home care, snacks, coffee, etc.) as operating segments under SFAS 131. SFAS 131 acknowledges that the characteristics in paragraph 10 may apply to more than one set of components in an organization and adds that other factors may identify a set of components as operating segments, including the existence of managers who regularly and directly meet with the chief operating decision maker and the manner in which information is presented to the board of directors. While the business categories engage in business activities and have discrete financial

Pamela A. Long
April 22, 2005

information, the managers of these units are directly accountable to the respective Vice Chairmen, not the chief operating decision maker. Further, the results are analyzed and reported to the Company’s Board of Directors in a manner consistent with the Company’s external reporting (three GBUs with supplemental detail reflecting the five disclosed businesses). Accordingly, the Company does not consider the three GBUs to be aggregations of operating segments.

With respect to the Gillette transaction, the Company’s present intent is to combine Gillette’s Oral Care and Personal Care businesses within the Company’s existing GBUs (Health, Baby and Family Care and Beauty Care, respectively) in order to maximize the combined business potential. Gillette’s complementary businesses (Blades & Razors, Duracell and Braun) will be combined into a fourth GBU with a new Vice Chair leading the organization and reporting directly to the CEO. Based on this preliminary business and management structure, the four GBUs (the three existing GBUs and the new Gillette GBU) would represent the Company’s segments under SFAS 131. Consistent with the response above, the Company’s current plan is to continue to provide supplemental information on Fabric & Home Care, Snacks & Coffee, Health Care and Baby & Family Care for the reasons described.

It should be noted that the Company’s decision on the new management structure is not yet finalized and the resultant financial reporting approach is subject to change.

•	As described above, the five previous segments as well as the current three segments were not aggregations of operating segments.

•	For the reasons discussed above relative to the Company’s supplemental disclosures of segment information, the Company believes its supplemental segment information that provides financial information for the Fabric & Home Care, Snacks & Coffee, Health Care and Baby & Family Care businesses meets the requirements under paragraph 37 of SFAS 131 to present revenue by group of similar products.

* * * * *

     If you have any questions regarding the Amendment or the responses herein provided, please call the undersigned at (212) 504-5555.

Pamela A. Long
April 22, 2005

Sincerely,

/s/ Dennis J. Block

cc: James J. Johnston, Esq.
George R. Bason, Esq.
Richard K. Willard, Esq.